OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3225-0145
                                                     Expires: August 31, 1999
                                                     Estimated average burden
                                                     hours per form........14.90

--------------------------------------------------------------------------------

                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION OMB
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               Hagler Bailly, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   405 183 104
              ----------------------------------------------------
                                 (CUSIP Number)

                                Frederic Lemoine
                                 Cap Gemini S.A.
                               11, rue de Tilsitt
                               75017 Paris, France
                             (011-33-1) 47 54 50 00
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                              Christopher E. Austin
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                                October 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 405 183 104                                          Page 2 of 5 Pages


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cap Gemini S.A.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                      (b) |_|

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         France

                         7    SOLE VOTING POWER

                              2,125,268

    NUMBER OF            8    SHARED VOTING POWER
     SHARES
 BENEFICIALLY                 -0- (See Items 4 and 5.)
    OWNED BY
  EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    2,125,268

                         10   SHARED DISPOSITIVE POWER

                              -0-(See Items 4 and 5.)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,125,268 (See Items 4 and 5.)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |X|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9% (See Items 4 and 5.)

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 405 183 104                                          Page 3 of 5 Pages


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.)

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                      (b) |_|

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

         WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

                         7    SOLE VOTING POWER

                              470,975

    NUMBER OF            8    SHARED VOTING POWER
     SHARES
 BENEFICIALLY                 -0- (See Items 4 and 5.)
    OWNED BY
  EACH REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    470,975

                         10   SHARED DISPOSITIVE POWER

                              -0-(See Items 4 and 5.)

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         470,975 (See Items 4 and 5.)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |X|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6% (See Items 4 and 5.)

   14    TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 8 amends the information contained in the Statement on Schedule 13D filed by Cap Gemini S.A. ("CG") and Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.) ("CGA" and collectively with CG the "Reporting Purchasers") on April 20, 1999, as amended from time to time, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934.

Item 4.   Purpose of Transaction.

          Item 4 is amended by adding the following:

         In a proxy statement dated September 25, 2000, HB gave notice of a special meeting of its stockholders to be held on October 25, 2000, for the purpose of voting on the approval and adoption of an agreement and plan of merger, dated as of June 19, 2000, as amended by the first amendment to the agreement and plan of merger dated as of August 30, 2000 (the "Merger Agreement"), among HB, PA Consulting Group, Inc., PA Holdings, Inc. and, only with respect to certain payment obligations and representations, PA Holdings Limited. The Reporting Purchasers currently intend to vote all of their HB Shares for approval and adoption of the Merger Agreement.

         Except as described above, none of the Reporting Purchasers has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2000

                                       CAP GEMINI S.A.


                                       By: /s/ Serge Kampf
                                           ---------------
                                       Name: Serge Kampf
                                       Title: Chairman of the Board of Directors